                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13G
                                (Rule 13d-102)

            Information Statement Pursuant to Rules 13d-1 and 13d-2
                   Under the Securities Exchange Act of 1934
                            (Amendment No. _____)*



                                  Sugen, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                                 Common Stock
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                   865041107
--------------------------------------------------------------------------------
                                (CUSIP Number)


                                March 24, 1999
--------------------------------------------------------------------------------
             Date of Event Which Requires Filing of the Statement


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]  Rule 13d-1(b)
[x]  Rule 13d-1(c)
[ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                              Page 1 of 23 Pages

  CUSIP NO.  865041107                13G                   Page 2 of 23 Pages

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON.
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Name Citadel Limited Partnership


------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
            Illinois Limited Partnership
            U.S.A.


------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6    15,000  Shares of Common Stock
                          $12,376,559 principal amount of 12% Senior Convertible
     OWNED BY             Notes Due 2002 (convertible into 603,735 Shares of
                          Common Stock)/1//
       EACH               $9,282,419 principal amount of 12% Senior Convertible
                          Note Purchase Warrants (exercisable into 12% Senior
    REPORTING             Convertible Notes Due 2002 which are convertible into
                          452,801 Shares of Common Stock)
      PERSON              72,000 Common Stock Warrants (exercisable into 72,000
                          Shares of Common Stock)
       WITH

                   -----------------------------------------------------------
                          SOLE DISPOSITIVE POWER
                     7
                          0

                   -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     8
                          See Item 6 above.
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      See Item 6 above.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10

                                                                    [_]

------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
      Up to 6.4% as of the date of filing of this statement. (Based on 16,734,113 Shares of Common Stock issued and outstanding as of March 10, 1999, plus the Common Stock issuable upon the conversion of the notes and exercise of the warrants referred to in Item 6 above.)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
                         PN;HC

------------------------------------------------------------------------------


/1/ 12% Senior Convertible Notes accrue interest at a rate of 12% per annum, payable in cash or common stock, at the discretion of the Issuer and such amount is excluded from the amounts set forth in Item 6.

                              Page 2 of 23 Pages

  CUSIP NO.  865041107                13G                   Page 3 of 23 Pages

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON.
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Name GLB Partners. L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
            Delaware Limited Partnership
            U.S.A.


------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY
                     6    15,000  Shares of Common Stock
     OWNED BY             $12,376,559 principal amount of 12% Senior Convertible
                          Notes Due 2002 (convertible into 603,735 Shares of
       EACH               Common Stock)/1/
                          $9,282,419 principal amount of 12% Senior Convertible
    REPORTING             Note Purchase Warrants (exercisable into 12% Senior
                          Convertible Notes Due 2002 which are convertible into
      PERSON              452,801 Shares of Common Stock)
                          72,000 Common Stock Warrants (exercisable into 72,000
       WITH               Shares of Common Stock)
                   -----------------------------------------------------------
                          SOLE DISPOSITIVE POWER
                     7
                          0

                   -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     8
                          See Item 6 above.
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      See Item 6 above.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10

                                                                    [_]

------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
      Up to 6.4% as of the date of filing of this statement. (Based on 16,734,113 Shares of Common Stock issued and outstanding as of March 10, 1999, plus the Common Stock issuable upon the conversion of the notes and exercise of the warrants referred to in Item 6 above.)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
                         PN;HC

------------------------------------------------------------------------------


/1/ 12% Senior Convertible Notes accrue interest at a rate of 12% per annum, payable in cash or common stock, at the discretion of the Issuer and such amount is excluded from the amounts set forth in Item 6.

                              Page 3 of 23 Pages

  CUSIP NO.  865041107                13G                   Page 4 of 23 Pages

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON.
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON.

      Name Citadel Investment Group, L.L.C.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
            Delaware Limited Liability Company
            U.S.A.


--------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6    15,000  Shares of Common Stock
                          $12,376,559 principal amount of 12% Senior Convertible
     OWNED BY             Notes Due 2002 (convertible into 603,735 Shares of
                          Common Stock)/1/
       EACH               $9,282,419 principal amount of 12% Senior Convertible
                          Note Purchase Warrants (exercisable into 12% Senior
    REPORTING             Convertible Notes Due 2002 which are convertible into
                          452,801 Shares of Common Stock)
      PERSON              72,000 Common Stock Warrants (exercisable into 72,000
                          Shares of Common Stock)
       WITH
                   -----------------------------------------------------------
                          SOLE DISPOSITIVE POWER
                     7
                          0

                   -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     8
                          See Item 6 above.
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      See Item 6 above.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10

                                                                    [_]

------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
      Up to 6.4% as of the date of filing of this statement. (Based on 16,734,113 Shares of Common Stock issued and outstanding as of March 10, 1999, plus the Common Stock issuable upon the conversion of the notes and exercise of the warrants referred to in Item 6 above.)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
                         OO;HC

------------------------------------------------------------------------------


/1/ 12% Senior Convertible Notes accrue interest at a rate of 12% per annum, payable in cash or common stock, at the discretion of the Issuer and such amount is excluded from the amounts set forth in Item 6.

                              Page 4 of 23 Pages

  CUSIP NO.  865041107                13G                   Page 5 of 23 Pages

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Name Kenneth Griffin


------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
 2                                                              (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
            U.S. Citizen
            U.S.A.

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6    15,000 Shares of Common Stock
                          $12,376,559 principal amount of 12% Senior Convertible
     OWNED BY             Notes Due 2002 (convertible into 603,735 Shares of
                          Common Stock)/1/
       EACH               $9,282,419 principal amount of 12% Senior Convertible
                          Note Purchase Warrants (exercisable into 12% Senior
    REPORTING             Convertible Notes Due 2002 which are convertible into
                          452,801 Shares of Common Stock)
      PERSON              72,000 Common Stock Warrants (exercisable into 72,000
                          Shares of Common Stock)
       WITH
                   -----------------------------------------------------------
                          SOLE DISPOSITIVE POWER
                     7
                          0

                   -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     8
                          See Item 6 above.
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      See Item 6 above.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10

                                                                    [_]

------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
      Up to 6.4% as of the date of filing of this statement. (Based on 16,734,113 Shares of Common Stock issued and outstanding as of March 10, 1999, plus the Common Stock issuable upon the conversion of the notes and exercise of the warrants referred to in Item 6 above.)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
                         IN

------------------------------------------------------------------------------


/1/ 12% Senior Convertible Notes accrue interest at a rate of 12% per annum, payable in cash or common stock, at the discretion of the Issuer and such amount is excluded from the amounts set forth in Item 6.

                              Page 5 of 23 Pages

===============================================================================


  CUSIP NO.865041107                  13G                     Page 6 of 23 Pages
           ---------


------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).


      Name Wellington Partners Limited Partnership
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [x]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
          Illinois Limited Partnership
          U.S.A.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF
                             0
                   -----------------------------------------------------------
      SHARES              SHARED VOTING POWER
                     6
                          5,200 Shares of Common Stock
   BENEFICIALLY           $4,816,009 principal amount of 12% Senior Convertible
                          Notes Due 2002 (convertible into 234,927 Shares of
                          Common Stock)/1/
     OWNED BY             $3,612,007 principal amount of 12% Senior Convertible
                          Note Purchase Warrants (exercisable into 12% Senior
                          Convertible Notes Due 2002 which are convertible into
       EACH               176,196 Shares of Common Stock)
                          32,400 Common Stock Warrants (exercisable into
                          32,400 Shares of Common Stock)
     REPORTING

                   -----------------------------------------------------------
      PERSON
                          SOLE DISPOSITIVE POWER
                     7
       WITH
                             0
                   -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     8
                          See Item 6 above.
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      See Item 6 above.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10    (SEE INSTRUCTIONS)
                                                                    [_]
      Certain Shares*
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11 Up to 2.6% as of the date of filing of this statement. (Based on 16,734,1113 Shares of Common Stock issued and outstanding as of March 10, 1999, plus the Common Stock issuable upon the conversion of the notes and exercise of the warrants referred to in Item 6 above.)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      PN;HC
------------------------------------------------------------------------------

/1/ 12% Senior Convertible Notes accrue interest at a rate of 12% per annum, payable in cash or common stock, at the discretion of the Issuer and such amount is excluded from the amounts set forth in Item 6.

                              Page 6 of 23 Pages

-------------------------                             ---------------------
  CUSIP NO. 8650411707                13G               Page 7 of 23 Pages
-------------------------                             ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Name Wingate Capital Ltd.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4          Cayman Islands Company


------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5    0
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER

   BENEFICIALLY      6       0 Shares of Common Stock
                          $2,625,000 principal amount of 12% Senior Convertible
     OWNED BY             Notes Due 2002 (convertible into 128,049 Shares of
                          Common Stock)/1/ $1,968,750 principal amount of 12%
       EACH               Senior Convertible Note Purchase Warrants (exercisable
                          into 12% Senior Convertible Notes Due 2002 which are
    REPORTING             convertible into 96,037 Shares of Common Stock)
                   -----------------------------------------------------------
                          SOLE DISPOSITIVE POWER

                     7    0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER

       WITH          8    See Item 6 above.

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9    See Item 6 above.

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
10
      CERTAIN SHARES*                                               [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11 Up to 1.3% as of the date of filing of this statement. (Based on 16,734,113 Shares of Common Stock issued and outstanding as of March 10, 1999, plus the Common Stock issuable upon the conversion of the notes and exercise of the warrants referred to in Item 6 above.)

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12                       CO

------------------------------------------------------------------------------

/1/12% Senior Convertible Notes accrue interest at a rate of 12% per annum, payable in cash or common stock, at the discretion of the Issuer and such amount is excluded from the amounts set forth in Item 6.

                               Page 7 of 23 Pages

  CUSIP NO.  865041107             13G          Page 8 of 23 Pages



------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Name NP Partners
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
 3    SEC USE ONLY

------------------------------------------------------------------------------
 4    CITIZENSHIP OR PLACE OF ORGANIZATION
      Bermuda General Partnership
------------------------------------------------------------------------------
                     5    SOLE VOTING POWER
     NUMBER OF
      SHARES              0
   BENEFICIALLY    -----------------------------------------------------------
     OWNED BY             SHARED VOTING POWER
       EACH          6    5,200 Shares of Common Stock
    REPORTING             $2,191,009 principal amount of 12% Senior Convertible
      PERSON              Notes Due 2002 (convertible into 106,879
       WITH               Shares of Common Stock)/1/
                          $1,643,257 principal amount of 12% Senior Convertible
                          Note Purchase Warrants (exercisable into 12% Senior
                          Convertible Notes Due 2002 which are convertible into
                          80,159 Shares of Common Stock)
                          32,400 Common Stock Warrants (exercisable into
                          32,400 Shares of Common Stock)
                   -----------------------------------------------------------

                          SOLE DISPOSITIVE POWER
                     7
                          0
                   -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     8
                          See Item 6 above.
------------------------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      See Item 6 above.
------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES

                                                                    [_]
      CERTAIN SHARES*
------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
      Up to 1.3% as of the date of filing of this statement. (Based on 16,734,113 Shares of Common Stock issued and outstanding as of March 10, 1999, plus the Common Stock issuable upon the conversion of the notes and exercise of the warrants referred to in Item 6 above.)
------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON *
      PN
------------------------------------------------------------------------------



/1/ 12% Senior Convertible Notes accrue interest at a rate of 12% per annum, payable in cash or common stock, at the discretion of the Issuer and such amount is excluded from the amounts set forth in Item 6.

                              Page 8 of 23 Pages

-----------------------                                   ----------------------
  CUSIP NO. 865041107                  13G                  Page 9 of 23 Pages
-----------------------                                   ----------------------


------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Kensington Global Strategies Fund, Ltd.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
          Bermuda Company

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF                0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6    9,800 Shares of Common Stock
                          $7,560,550 principal amount of 12% Senior Convertible
     OWNED BY             Notes Due 2002 (convertible into 368,807 Shares of
                          Common Stock)/1/
       EACH               $5,670,413 principal amount of 12% Senior Convertible
                          Note Purchase Warrants (exercisable into 12% Senior
    REPORTING             Convertible Notes Due 2002 which are convertible into
                          276,606 Shares of Common Stock)
      PERSON              39,600 Common Stock Warrants (exercisable into 39,600
                          Shares of Common Stock)
       WITH



                   -----------------------------------------------------------
                          SOLE DISPOSITIVE POWER
                     7
                              0

                   -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     8
                          See Item 6 above.
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      See Item 6 above.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11 Up to 4.0% as of the date of filing of this statement. (Based on 16,734,113 Shares of Common Stock issued and outstanding as of March 10, 1999, plus the Common Stock issuable upon the conversion of the notes and exercise of the warrants referred to in Item 6 above.)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
                       CO
------------------------------------------------------------------------------


/1/ 12% Senior Convertible Notes accrue interest at a rate of 12% per annum, payable in cash or common stock, at the discretion of the Issuer and such amount is excluded from the amounts set forth in Item 6.

                              Page 9 of 23 Pages

-----------------------                                  -----------------------
  CUSIP NO. 865041107                  13G                 Page 10 of 23 Pages
-----------------------                                  -----------------------


------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Fisher Capital Ltd.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
          Cayman Islands Compan

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF                0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6        0 Shares of Common Stock
                          $4,875,000 principal amount of 12% Senior Convertible
     OWNED BY             Notes Due 2002 (convertible into 237,805 Shares of
                          Common Stock)/1/
       EACH               $3,656,250 principal amount of 12% Senior Convertible
                          Note Purchase Warrants (exercisable into 12% Senior
    REPORTING             Convertible Notes Due 2002 which are convertible into
                          178,354 Shares of Common Stock)
      PERSON
                   -----------------------------------------------------------
                          SOLE DISPOSITIVE POWER
       WITH          7
                              0

                   -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     8
                          See Item 6 above.

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      See Item 6 above.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11 Up to 2.4% as of the date of filing of this statement. (Based on 16,734,113 Shares of Common Stock issued and outstanding as of March 10, 1999, plus the Common Stock issuable upon the conversion of the notes and exercise of the warrants referred to in Item 6 above.)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
                       CO
------------------------------------------------------------------------------


/1/ 12% Senior Convertible Notes accrue interest at a rate of 12% per annum, payable in cash or common stock, at the discretion of the Issuer and such amount is excluded from the amounts set forth in Item 6.

                              Page 10 of 23 Pages

  CUSIP NO.  865041107                13G                 Page 11 of 23 Pages
           -----------


------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

      Olympus Securities, Ltd.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Bermuda Company

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6    9,800 Shares of Common Stock
                          $2,685,550 principal amount of 12% Senior Convertible
     OWNED BY             Notes Due 2002 (convertible into 131,003
                          Shares of Common Stock) /1/
       EACH               $2,014,163 principal amount of 12% Senior Convertible
                          Note Purchase Warrants (exercisable into 12% Senior
    REPORTING             Convertible Notes Due 2002 which are convertible into
                          98,252 shares of Common Stock)
      PERSON              39,600 Common Stock Warrants (exercisable into 39,600
                          Shares of Common Stock)
       WITH        -----------------------------------------------------------
                          SOLE DISPOSITIVE POWER
                     7
                          0

                   -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     8
                          See Item 6 above.
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      See Item 6 above.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10    (SEE INSTRUCTIONS)
                                                                    [_]
      CERTAIN SHARES*
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11 Up to 1.6% as of the date of filing of this statement. (Based on 16,734,113 Shares of Common Stock issued and outstanding as of March 10, 1999, plus the Common Stock issuable upon the conversion of the notes and exercise of the warrants referred to in Item 6 above.)

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON* (SEE INSTRUCTIONS)
12
      CO

------------------------------------------------------------------------------

/1/ 12% Senior Convertible Notes accrues interest at a rate of 12% per annum, payable in cash or common stock, at the discretion of the Issuer and such amount is excluded from the amounts set forth in Item 6.

                              Page 11 of 23 Pages

------------------                                           -------------------
CUSIP No. 86541107                  13G                      Page 12 of 23 Pages
------------------                                           -------------------

                                 SCHEDULE 13G



Item 1(a)         Name of Issuer:   Sugen, Inc.


     1(b) Address of Issuer's Principal Executive Offices:

                    230 East Grand Avenue
                    South San Francisco, CA 94080

Item 2(a) Name of Person Filing
Item 2(b) Address of Principal Business Office
Item 2(c) Citizenship

                    Citadel Limited Partnership
                    225 W. Washington
                    9th Floor
                    Chicago, Illinois 60604
                    Illinois Limited Partnership

                    GLB Partners, L.P.
                    225 W. Washington
                    9th Floor
                    Chicago, Illinois 60604
                    Delaware Limited Partnership

                    Citadel Investment Group, L.L.C.
                    225 W. Washington
                    9th Floor
                    Chicago, Illinois 60604
                    Delaware Limited Liability Company

                    Kenneth Griffin
                    225 W. Washington
                    9th Floor
                    Chicago, Illinois 60604
                    U.S. Citizen

                    Wellington Partners Limited Partnership
                    c/o Citadel Investment Group, L.L.C.
                    225 W. Washington
                    9th Floor
                    Chicago, Illinois 60604
                    Illinois limited partnership

                    Wingate Capital Ltd.
                    c/o Citadel Investment Group, L.L.C.
                    225 W. Washington
                    9th Floor
                    Chicago, Illinois 60604
                    Cayman Islands company

                              Page 12 of 23 Pages

-------------------                                          -------------------
CUSIP No. 865041107                  13G                     Page 13 of 23 Pages
-------------------                                          -------------------


                    NP Partners (f/k/a Nelson Partners)
                    c/o Citadel Investment Group, L.L.C.
                    225 W. Washington
                    9/th/ Floor
                    Chicago, Illinois 60604
                    Bermuda general partnership

                    Kensington Global Strategies Fund, Ltd.
                    c/o Citadel Investment Group, L.L.C.
                    225 W. Washington
                    9th Floor
                    Chicago, Illinois 60604
                    Bermuda company

                    Fisher Capital Ltd.
                    c/o Citadel Investment Group, L.L.C.
                    225 W. Washington
                    9th Floor
                    Chicago, Illinois 60604
                    Cayman Islands company

                    Olympus Securities, Ltd.
                    c/o Citadel Investment Group, L.L.C.
                    225 W. Washington
                    9th Floor
                    Chicago, Illinois 60604
                    Bermuda company

     2(d) Title of Class of Securities:

                    Common Stock, par value $0.01 per share

     2(e) CUSIP Number:    865041107


Item 3    If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b):

                    Not applicable.

Item 4    Ownership:

CITADEL LIMITED PARTNERSHIP

     (a)  Amount beneficially owned:

     15,000  Shares of Common Stock
$12,376,559 principal amount of 12% Senior Convertible Notes Due 2002 (convertible into 603,735 Shares of Common Stock)**
$9,282,419 principal amount of 12% Senior Convertible Note Purchase Warrants (exercisable into 12% Senior Convertible Notes Due 2002 which are convertible into 452,801 Shares of Common Stock)
  72,000 Common Stock Warrants (exercisable into 72,000 Shares of Common Stock)

     (b)  Percent of Class:

                              Page 13 of 23 Pages

Up to 6.4% as of the date of filing of this statement. (Based on 16,734,113 Shares of Common Stock issued and outstanding as of March 10, 1999, plus the Common Stock issuable upon the conversion of the notes and exercise of the warrants referred to in item (a) above.)

     (c) Number of shares as to which such person has:

          (i)    sole power to vote or to direct the vote:

                     0

          (ii)   shared power to vote or to direct the vote:

                 See item (a) above.

          (iii)  sole power to dispose or to direct the disposition of:

                    0

          (iv)   shared power to dispose or to direct the disposition of:

                 See item (a) above.

GLB PARTNERS,  L.P.

     (a)  Amount beneficially owned:

     15,000 Shares of Common Stock
$12,376,559 principal amount of 12% Senior Convertible Notes Due 2002 (convertible into 603,735 Shares of Common Stock)**

$9,282,419 principal amount of 12% Senior Convertible Note Purchase Warrants (exercisable into 12% Senior Convertible Notes Due 2002 which are convertible into 452,801 Shares of Common Stock)

72,000 Common Stock Warrants (exercisable into 72,000 Shares of Common Stock)

     (b)   Percent of Class:

Up to 6.4% as of the date of filing of this statement. (Based on 16,734,113 Shares of Common Stock issued and outstanding as of March 10, 1999, plus the Common Stock issuable upon the conversion of the notes and exercise of the warrants referred to in item (a) above.)

     (c) Number of shares as to which such person has:

          (i)   sole power to vote or to direct the vote:

                    0

         (ii)   shared power to vote or to direct the vote:

                See item (a) above.

         (iii)  sole power to dispose or to direct the disposition of:

                    0

         (iv)   shared power to dispose or to direct the disposition of:

                              Page 14 of 23 Pages

                See item (a) above.

CITADEL INVESTMENT GROUP, L.L.C.

     (a)  Amount beneficially owned:

     15,000 Shares of Common Stock
$12,376,559 principal amount of 12% Senior Convertible Notes Due 2002 (convertible into 603,735 Shares of Common Stock)**

$9,282,419 principal amount of 12% Senior Convertible Note Purchase Warrants (exercisable into 12% Senior Convertible Notes Due 2002 which are convertible into 452,801 Shares of Common Stock)

  72,000 Common Stock Warrants (exercisable into 72,000 Shares of Common Stock)

     (b)  Percent of Class:

Up to 6.4% as of the date of filing of this statement. (Based on 16,734,113 Shares of Common Stock issued and outstanding as of March 10, 1999, plus the Common Stock issuable upon the conversion of the notes and exercise of the warrants referred to in item (a) above.)

     (c)  Number of shares as to which such person has:

          (i)   sole power to vote or to direct the vote:

                    0

          (ii)  shared power to vote or to direct the vote:

                See item (a) above.

          (iii) sole power to dispose or to direct the disposition of:

                    0

          (iv)  shared power to dispose or to direct the disposition of:

                See item (a) above.

KENNETH GRIFFIN

     (a)  Amount beneficially owned:

      15,000 Shares of Common Stock
$12,376,559 principal amount of 12% Senior Convertible Notes Due 2002 (convertible into 603,735 Shares of Common Stock)**

$9,282,419 principal amount of 12% Senior Convertible Note Purchase Warrants (exercisable into 12% Senior Convertible Notes Due 2002 which are convertible into 452,801 Shares of Common Stock)

  72,000 Common Stock Warrants (exercisable into 72,000 Shares of Common Stock)

     (b)  Percent of Class:

                              Page 15 of 23 Pages

-----------------------                                  -----------------------
  CUSIP NO. 865041107                  13G                 Page 16 of 23 Pages
-----------------------                                  -----------------------


Up to 6.4% as of the date of filing of this statement. (Based on 16,734,113 Shares of Common Stock issued and outstanding as of March 10, 1999, plus the Common Stock issuable upon the conversion of the notes and exercise of the warrants referred to in item (a) above.)

     (c)  Number of shares as to which such person has:

          (i)   sole power to vote or to direct the vote:

                    0

          (ii)  shared power to vote or to direct the vote:

                See item (a) above.

          (iii) sole power to dispose or to direct the disposition of:

                    0

          (iv)  shared power to dispose or to direct the disposition of:

                See item (a) above.

WELLINGTON PARTNERS LIMITED PARTNERSHIP

     (a)  Amount beneficially owned:

     5,200 Shares of Common Stock
$4,816,009 principal amount of 12% Senior Convertible Notes Due 2002 (convertible into 234,927 Shares of Common Stock)**
$3,612,007 principal amount of 12% Senior Convertible Note Purchase Warrants (exercisable into 12% Senior Convertible Notes Due 2002 which are convertible into 176,196 Shares of Common Stock)
32,400 Common Stock Warrants (exercisable into 32,400 Shares of Common Stock)

     (b)  Percent of Class:

Up to 2.6% as of the date of filing of this statement. (Based on 16,734,113 Shares of Common Stock issued and outstanding as of March 10, 1999, plus the Common Stock issuable upon the conversion of the notes and exercise of the warrants referred to in item (a) above.)

     (c)  Number of shares as to which such person has:

          (i)   sole power to vote or to direct the vote:

                    0

          (ii)  shared power to vote or to direct the vote:

                See item (a) above.

          (iii) sole power to dispose or to direct the disposition of:

                    0

          (iv)  shared power to dispose or to direct the disposition of:

                              Page 16 of 23 Pages

-----------------------                                  -----------------------
  CUSIP NO. 865041107                  13G                 Page 17 of 23 Pages
-----------------------                                  -----------------------


                See item (a) above.

WINGATE CAPITAL LTD.

     (a)  Amount beneficially owned:

$2,625,000 principal amount of 12% Senior Convertible Notes Due 2002 (convertible into 128,049 Shares of Common Stock)**
$1,968,750 principal amount of 12% Senior Convertible Note Purchase Warrants (exercisable into 12% Senior Convertible Notes Due 2002 which are convertible into 96,037 Shares of Common Stock)

     (b)  Percent of Class:

Up to 1.3% as of the date of filing of this statement. (Based on 16,734,113 Shares of Common Stock issued and outstanding as of March 10, 1999, plus the Common Stock issuable upon the conversion of the notes and exercise of the warrants referred to in item (a) above.)

     (c)  Number of shares as to which such person has:

          (i)   sole power to vote or to direct the vote:

                    0

          (ii)  shared power to vote or to direct the vote:

                See item (a) above.

          (iii) sole power to dispose or to direct the disposition of:

                    0

          (iv)  shared power to dispose or to direct the disposition of:

                See item (a) above.

NP PARTNERS

     (a)  Amount beneficially owned:

     5,200 Shares of Common Stock
$2,191,009 principal amount of 12% Senior Convertible Notes Due 2002 (convertible into 106,879 Shares of Common Stock)**
$1,643,257 principal amount of 12% Senior Convertible Note Purchase Warrants (exercisable into 12% Senior Convertible Notes Due 2002 which are convertible into 80,159 shares of Common Stock)
32,400 Common Stock Warrants (exercisable into 32,400 Shares of Common Stock)

     (b)  Percent of Class:

Up to 1.3% as of the date of filing of this statement. (Based on 16,734,113 Shares of Common Stock issued and outstanding as of March 10, 1999, plus the Common Stock issuable upon the conversion of the notes and exercise of the warrants referred to in item (a) above.)

     (c)  Number of shares as to which such person has:

          (i)   sole power to vote or to direct the vote:

                              Page 17 of 23 Pages

-----------------------                                  -----------------------
  CUSIP NO. 865041107                  13G                 Page 18 of 23 Pages
-----------------------                                  -----------------------


          (ii)  shared power to vote or to direct the vote:

                See item (a) above.

          (iii  sole power to dispose or to direct the disposition of:

                    0

          (iv)  shared power to dispose or to direct the disposition of:

                See item (a) above.

KENSINGTON GLOBAL STRATEGIES FUND, LTD.

     (a)  Amount beneficially owned:

     9,800 Shares of Common Stock
$7,560,550 principal amount of 12% Senior Convertible Notes Due 2002 (convertible into 368,807 Shares of Common Stock)**
$5,670,413 principal amount of 12% Senior Convertible Note Purchase Warrants (exercisable into 12% Senior Convertible Notes Due 2002 which are convertible into 276,606 Shares of Common Stock)
39,600 Common Stock Warrants (exercisable into 39,600 Shares of Common Stock)

     (b)  Percent of Class:

Up to 4.0% as of the date of filing of this statement. (Based on 16,734,113 Shares of Common Stock issued and outstanding as of March 10, 1999, plus the Common Stock issuable upon the conversion of the notes and exercise of the warrants referred to in item (a) above.)

     (c)  Number of shares as to which such person has:

          (i)   sole power to vote or to direct the vote:

                    0

          (ii)  shared power to vote or to direct the vote:

                See item (a) above.

          (iii) sole power to dispose or to direct the disposition of:

                    0

          (iv)  shared power to dispose or to direct the disposition of:

                See item (a) above.

                              Page 18 of 23 Pages

-----------------------                                  -----------------------
  CUSIP NO. 865041107                  13G                 Page 19 of 23 Pages
-----------------------                                  -----------------------


FISHER CAPITAL LTD.

     (a)  Amount beneficially owned:

$4,875,000 principal amount of 12% Senior Convertible Notes Due 2002 (convertible into 237,805 Shares of Common Stock)**
$3,656,250 principal amount of 12% Senior Convertible Note Purchase Warrants (exercisable into 12% Senior Convertible Notes Due 2002 which are convertible into 178,354 Shares of Common Stock)

     (b)  Percent of Class:

Up to 2.4% as of the date of filing of this statement. (Based on 16,734,113 Shares of Common Stock issued and outstanding as of March 10, 1999, plus the Common Stock issuable upon the conversion of the notes and exercise of the warrants referred to in item (a) above.)

     (c)  Number of shares as to which such person has:

          (i)   sole power to vote or to direct the vote:

                    0

          (ii)  shared power to vote or to direct the vote:

                See item (a) above.

          (iii) sole power to dispose or to direct the disposition of:

                    0

          (iv)  shared power to dispose or to direct the disposition of:

                See item (a) above.

OLYMPUS SECURITIES, LTD.

     (a)  Amount beneficially owned:

     9,800 Shares of Common Stock
$2,685,550 principal amount of 12% Senior Custom Convertible Notes Due 2002 (convertible into 131,003 Shares of Common Stock)**
$2,014,163 principal amount of 12% Senior Convertible Note Purchase Warrants (exercisable into 12% Senior Convertible Notes Due 2002 which are convertible into 98,252 shares of Common Stock)
39,600 Common Stock Warrants (exercisable into 39,600 Shares of Common Stock)

     (b)  Percent of Class:

Up to 1.6% as of the date of filing of this statement. (Based on 16,734,113 Shares of Common Stock issued and outstanding as of March 10, 1999, plus the Common Stock issuable upon the conversion of the notes and exercise of the warrants referred to in item (a) above.)

     (c)  Number of shares as to which such person has:

          (i)   sole power to vote or to direct the vote:

                    0

          (ii)  shared power to vote or to direct the vote:

                              Page 19 of 23 Pages

-----------------------                                  -----------------------
  CUSIP NO. 865041107                  13G                 Page 20 of 23 Pages
-----------------------                                  -----------------------


                See item (a) above.

          (iii) sole power to dispose or to direct the disposition of:

                    0

          (iv)  shared power to dispose or to direct the disposition of:

                See item (a) above.

** 12% Senior Convertible Notes accrue interest at a rate of 12% per annum, payable in cash or Common Stock, at the discretion of the Issuer.

     Certain securities reported herein are securities which the holders of such securities may acquire in the future through (i) the conversion of 12% Senior Convertible Notes due 2002 ("12% Convertible Notes"), with an aggregate principal value of $7,500,000 ("12% Note Principal Value"), all or a portion of which may be converted into a number of shares of Common Stock determined by dividing the 12% Note Principal Value (plus an amount equal to any accrued but unpaid interest due with respect to such 12% Convertible Notes) by $20.50; (ii) the exercise of 12% Senior Convertible Note Purchase Warrants ("12% Note Warrants"), for 12% Convertible Notes with a principal value of $5,625,000 ("12% Warrant Principal Value"), all or a portion of which may then be converted into a number of shares of Common Stock determined by dividing the 12% Warrant Principal Value (plus an amount equal to any accrued but unpaid interest due with respect to such Notes) by $20.50; (iii) the exchange, described below, of 5% Senior Custom Convertible Notes due 2000 ("5% Convertible Notes"), with an aggregate principal value of $3,701,140 ("5% Note Principal Value"), all or a portion of which may be converted into a number of shares of Common Stock determined by dividing the 5% Note Principal Value (plus an amount equal to any accrued but unpaid interest due with respect to such 5% Convertible Notes) by the lesser of (a) the arithmetic average of the lowest per share trading price on the two trading days on which either the national securities exchange or NASDAQ (whichever then constitutes the principal securities market for the Common Stock) is open for general trading ("Trading Days") during the applicable trading period (i.e., the twenty consecutive Trading Days ending one day prior to the date of determination) (the "Floating Price"), or (b) $14.8673 (the "Fixed Price"); and (iv) the exercise of Common Stock Purchase Warrants ("Common Stock Warrants") for 72,000 shares of Common Stock at an exercise price of $16.74 per Share of Common Stock.

     None of the holders of the Common Stock Warrants reported herein may exercise such warrants to the extent that, after giving effect to such exercise, such holder (together with such holder's affiliates) would beneficially own (as defined in Rule 13d-3, but excluding 5% Convertible Notes and Common Stock Warrants other than that with respect to which such determination is made) in excess of 4.9% of the outstanding shares of the Common Stock following such conversion. Although the Common Stock Warrants may not be currently exercised by the holders thereof due to the prohibitions of the foregoing sentence, it is possible that, within 60 days, the Reporting Persons may decrease their beneficial ownership of the Issuer's Common Stock and, therefore, will be able to exercise all or a portion of such warrants (again, subject to the prohibitions of the foregoing sentence). Accordingly, while these securities have been disclosed in this Schedule as if the Reporting Persons were the beneficial owners thereof, this Schedule shall not be construed as an admission that such holders of the securities reported herein are "beneficial owners" to the extent the Common Stock Warrants are not exercisable due to the prohibitions set forth in the first sentence of this paragraph.

     The holders of the 5% Convertible Notes have entered into an agreement with the Issuer whereby such holders will exchange the 5% Convertible Notes currently held (the "Exchange Notes") for newly issued 12% Convertible Notes on July 31, 1999 or, if the Reporting Persons so choose, at any time prior to July 31, 1999. The principal value for the newly issued 12% Convertible Notes shall equal 131.7583% of the outstanding principal value of the Exchange Notes as of the date of exchange. In addition, the Issuer will issue to the holders on the date of the exchange a Warrant to purchase 12% Senior Convertible Notes with a principal value equal to 75% of the original principal value of the newly issued 12% Convertible Notes.

     Prior to the Reporting Persons' exchange of the Exchange Notes described above, none of the holders of 5% Convertible Notes and Common Stock Warrants reported herein may convert such securities to the extent that, after giving effect to such conversion, such holder (together with such holder's affiliates) would beneficially own (as defined in Rule 13d-3, but excluding 5% Convertible Notes and Common Stock Warrants other than that with respect to which such determination is made) in excess of 4.9% of the outstanding shares of the Common Stock following such conversion.

     In addition prior to the reporting persons' exchange of the Exchange
Notes, with respect to the 5% Convertible Notes, if the Floating Price is less than the Fixed Price, the conversion price will fluctuate depending upon the trading price of the Issuer's Common Stock. As a consequence, the number of shares of Common Stock into which the 5% Convertible Notes may be converted, and consequently the number of shares of such securities which the holders of such securities may be deemed to beneficially own, may fluctuate on a daily basis based solely on the Common Stock's market price and without any action taken by the holders of such securities.

                              Page 20 of 23 Pages

-----------------------                                  -----------------------
  CUSIP NO. 865041107                  13G                 Page 21 of 23 Pages
-----------------------                                  -----------------------


Item 5   Ownership of Five Percent or Less of a Class:
                    Not Applicable.

Item 6   Ownership of More than Five Percent on Behalf of Another Person:
                    Not Applicable.

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:
                    See Item 2 above.

Item 8   Identification and Classification of Members of the Group:
                    Not Applicable.

Item 9   Notice of Dissolution of Group:
                    Not Applicable.

Item 10  Certification:

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                              Page 21 of 23 Pages

-----------------------                                  -----------------------
  Cusip No. 865041107                  13G                 Page 22 of 23 Pages
-----------------------                                  -----------------------


     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated this 5th day of April, 1999     /s/ Kenneth Griffin
                                      __________________________
                                      Kenneth Griffin

CITADEL LIMITED PARTNERSHIP              CITADEL INVESTMENT GROUP, L.L.C.

By: GLB Partners, L.P.,                  By: /s/ Kenneth Griffin
    its General Partner                      _____________________________
                                             Kenneth Griffin, President

By: Citadel Investment Group, L.L.C.,
    its General Partner

By: /s/ Kenneth Griffin
   ____________________________
    Kenneth Griffin, President

GLB PARTNERS, L.P.                       WINGATE CAPITAL LTD.

By: Citadel Investment Group, L.L.C.,    By: Citadel Limited Partnership,
    its General Partner                      its Trading Manager

By: /s/ Kenneth Griffin
   ____________________________          By: GLB Partners, L.P.,
    Kenneth Griffin, President               its General Partner

                                         By: Citadel Investment Group, L.L.C.,
                                             its General Partner

                                         By: /s/ Kenneth Griffin
                                             ______________________________
                                             Kenneth Griffin, President

WELLINGTON PARTNERS LIMITED              FISHER CAPITAL LTD.
PARTNERSHIP

By: Citadel Limited Partnership,         By: Citadel Limited Partnership,
    its General Partner                      its Trading Manager

By: GLB Partners, L.P.,                  By: GLB Partners, L.P.,
    its General Partner                      its General Partner

By: Citadel Investment Group, L.L.C.,    By: Citadel Investment Group, L.L.C.,
    its General Partner                      its General Partner

By: /s/ Kenneth Griffin                  By: /s/ Kenneth Griffin
   ____________________________              ______________________________
   Kenneth Griffin, President                Kenneth Griffin, President

KENSINGTON GLOBAL STRATEGIES             NP PARTNERS
FUND, LTD.

By: Citadel Limited Partnership,         By: Citadel Limited Partnership,
    its Trading Manager                      its Managing General Partner

By: GLB Partners, L.P.,                  By: GLB Partners, L.P.,
    its General Partner                      its General Partner

By: Citadel Investment Group, L.L.C.,    By: Citadel Investment Group, L.L.C.,
    its General Partner                      its General Partner

By: /s/ Kenneth Griffin                  By: /s/ Kenneth Griffin
   ____________________________             ______________________________
    Kenneth Griffin, President               Kenneth Griffin, President

                              Page 22 of 23 Pages

-----------------------                                  -----------------------
  Cusip No. 865041107                  13G                 Page 23 of 23 Pages
-----------------------                                  -----------------------


OLYMPUS SECURITIES, LTD.

By: Citadel Limited Partnership,
    its Trading Manager

By: GLB Partners, L.P.,
    its General Partner

By: Citadel Investment Group, L.L.C.,
    its General Partner

By: /s/ Kenneth Griffin
    ---------------------------
    Kenneth Griffin, President

                              Page 23 of 23 Pages